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                                                                   EXHIBIT 99.01

                                  RISK FACTORS

     Investing in our company involves various risks, including the risk that you might lose your entire investment. The results of our operations depend upon many factors, including the availability of opportunities to acquire assets and make loans, the level and volatility of interest rates, the cost and availability of short- and long-term credit, financial market conditions, and general economic conditions. We will strive to attain our objectives through, among other things, FBR Management's research and portfolio management skills. There is no guarantee, however, that we will perform successfully, meet our objectives, or achieve positive returns.

     The following risks are interrelated, and you should treat them as a whole.

CONFLICTS WITH FBR GROUP MAY RESULT IN DECISIONS THAT DO NOT REFLECT OUR BEST INTERESTS.

     We are subject to various conflicts of interest arising from our relationship with FBR. Those conflicts include the following:

     - We invest in the equity securities of or make loans to companies whose securities have been underwritten or placed by FBR and companies to which FBR has provided financial advisory services. FBR and its employees, including some of the officers of FBR Asset, are paid substantial fees for underwriting, placement agent and financial advisory services, and to the extent that the success of a new offering or transaction depends on our significant investment, FBR Management, because of its affiliation with FBR, will have a conflict of interest in recommending that investment to us. In those instances, our shareholders will rely on the investment recommendation of our investment committee, which must be approved by the Contracts Committee of our Board of Directors (comprised of the three independent members of our Board). The investment committee will in part rely on information provided by FBR Management.

     - FBR Group and its affiliates, including FBR Management, manage other funds that are authorized to invest in assets similar to those in which we invest. In particular, FBR manages mutual and private equity funds, and may in the future manage other funds, that invest in private equity securities and in REITs and other real estate-related securities. In addition, FBR or its affiliates may choose to invest directly in these investment opportunities. There may be investment opportunities that are favorable to us and to the other funds managed by FBR or to FBR or its affiliates directly. In those cases, FBR will allocate investment opportunities among funds based upon primary investment objectives, applicable investment restrictions, and any other factors that FBR deems appropriate and fair under the circumstances.

     - Under the terms of our agreement with FBR, we will be entitled to receive a portion of the fees earned by FBR as a result of engagements of FBR by companies in which we commit to invest or make a loan where our commitment is a contributing factor in the engagement of FBR or assists in facilitating the completion of a transaction. The existence of this agreement may discourage FBR from presenting investment opportunities to us in situations which may result in a fee-sharing arrangement with us.

     - FIDAC, our mortgage portfolio manager, is an affiliate of Annaly Mortgage Management, Inc., an investment banking client of FBR Group. As a result of this investment banking relationship, Annaly has paid investment banking fees to FBR Group as follows: $7.0 million in 1997, $0 in 1998, $0 in 1999, $0 in 2000, and $7.6 million in 2001, and may pay FBR Group additional investment banking fees in the future. As a result, FBR Management has a conflict of interest with respect to decisions regarding the renewal or termination of the sub-management agreement between FBR Management and FIDAC.

     - The incentive portion of the management fee, which is based on our income, may create an incentive for FBR Management to recommend investments that have greater potential for income or appreciation, but that are generally more speculative. If the management fee did not include a performance

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       component, FBR Management might not otherwise recommend those investments because of their speculative nature.

     - Two of the members of our board of directors, and each of our executive officers, also serve as executive officers or employees of FBR and its affiliates and devote substantial time to FBR. These persons devote the time and attention to our business that they, in their discretion, deem necessary, but conflicts may arise in allocating management time, services or functions between our company and FBR and its affiliates. The failure by these people to devote adequate time to us could result in our failure to take advantage of investment opportunities or failure to take other actions that might be in our best interests.

     - Because of our relationship with FBR, we may obtain confidential information about the companies in which we have invested. If we do possess confidential information about other companies, we may be restricted in our ability to dispose of, increase the amount of, or otherwise take action with respect to our investment in those companies.

WE ARE HEAVILY DEPENDENT UPON FBR MANAGEMENT IN A COMPETITIVE MARKET FOR INVESTMENT OPPORTUNITIES.

     We can gain access to good investment opportunities only to the extent that they become known to FBR Group or FBR Management. Gaining access to good investment opportunities is a highly competitive business. FBR, FBR Management, and our company compete with other companies that have greater capital, more long-standing relationships, broader product offerings, and other advantages. Competitors include, but are not limited to, business development companies, small business investment companies, commercial lenders and mezzanine funds. Increased competition would make it more difficult for us to purchase or originate investments at attractive yields.

     We are heavily dependent for the selection, structuring, and monitoring of our investments on the diligence and skill of FBR Management's officers and employees. We do not have employment agreements with our senior officers or require FBR Management to employ specific personnel or dedicate employees solely to us. FBR Management, in turn, is dependent on the efforts of its senior management personnel. Although we believe that FBR Management could find replacements for its key executives, the loss of their services could have an adverse effect on our operations and the operations of FBR Management.

THE TERMINATION OR NON-RENEWAL OF THE FBR MANAGEMENT AGREEMENT WOULD BE HARMFUL TO US.

     We and FBR Management may terminate the management agreement without cause. The management agreement requires us to pay FBR Management a substantial termination fee in the event that we terminate the agreement without cause before expiration of its term. The termination fee would equal twelve months of base and incentive fees. For example, if we had terminated the management agreement in January 2001, the termination fee would have been $1.1 million, the amount of the base fee expensed in 2000. Because no incentive fee was earned in 2000, no additional termination fee would have been due.

     Payment of a termination fee could have an adverse effect on our financial condition, cash flows, and results of operations and could reduce the amount of funds available for distribution to shareholders. In the event of termination, if we do not have sufficient cash to pay the termination fee, we may have to sell assets even though we would not otherwise choose to do so.

     FBR Management may terminate the management agreement without cause and without penalty. In addition, in any year, it could elect not to renew the management agreement. It may be difficult or impossible to find a substitute management arrangement at a reasonable price or in a reasonable amount of time. In addition, it may be difficult or impossible to find a substitute manager who can identify investment opportunities to the same extent FBR Management and FBR Group currently do.

     If the management agreement is terminated or expires, our fee-sharing agreement with FBR would terminate automatically. As a result, we would no longer be entitled to share in the net cash fees earned by FBR pursuant to the terms of the fee-sharing agreement.

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OUR LIMITED OPERATING HISTORY DOES NOT INDICATE FUTURE RESULTS.

     We were organized in November 1997, became a public reporting company in 1999 and have a limited operating history. In addition, our increased emphasis on mezzanine loans and on investments in other industries is a divergence from our previous emphasis on investments in equity securities and mortgage-backed securities. Because of this limited history, investors should be especially cautious before drawing conclusions about our future performance, including any conclusion about the future results of our expanded mezzanine loan program. Our past performance is not necessarily indicative of future results.

WE MAY INVEST IN ANY ASSET CLASS SUBJECT ONLY TO MAINTAINING OUR REIT QUALIFICATION AND OUR INVESTMENT COMPANY ACT EXEMPTION.

     We make our investment decisions based in large part upon market conditions. Subject only to maintaining our REIT classification and our Investment Company Act exemption, we do not have any fixed guidelines for industry or asset diversification. As a result, we may decide to allocate a substantial portion of our assets or capital to a limited number of industries or asset classes. This potential concentration could make us more susceptible to significant losses and volatility than if we had further diversified our investments.

DECLINES IN THE MARKET VALUES OF OUR ASSETS MAY ADVERSELY AFFECT CREDIT AVAILABILITY AND PERIODIC REPORTED RESULTS.

     Currently, our assets are primarily real estate and mortgage assets, which include indirect holdings through investments in other companies. Those assets are classified for accounting purposes as "available-for-sale." Changes in the market values of those assets are directly charged or credited to our shareholders' equity. As a result, a general decline in trading market values may reduce the book value of our assets.

     A decline in the market value of our assets may adversely affect us in instances where we have borrowed money based on the market value of those assets. At December 31, 2001, we had approximately $1.1 billion in outstanding repurchase agreements that were based on the market value of specific mortgage assets. The market value of those assets as of December 31, 2001, was approximately $1.2 billion. If the market value of those assets declines, the lender may require us to post additional temporary collateral to support the loan. If we were unable to post the additional collateral, we would have to sell the assets at a time when we would not otherwise choose to do so.

USE OF LEVERAGE COULD ADVERSELY AFFECT OUR OPERATIONS.

     At December 31, 2001, our outstanding indebtedness for borrowed money under repurchase agreements was 8.30 times the amount of our equity in the mortgage-backed securities, based on book values. FBR Management has the authority to increase or decrease our overall debt-to-equity ratio on our total portfolio at any time and has not placed any limits on the amount we may borrow. At December 31, 2001, our total debt-to-equity ratio was 5.42 to 1. If we borrow more funds, the possibility that we would be unable to meet our debt obligations as they come due would increase. Financing assets through repurchase agreements exposes us to the risk that margin calls will be made and that we will not be able to meet those margin calls.

     While we have not leveraged our equity securities or loan investments, we may choose to do so in the future. This leverage could expose us to the risk that margin calls will be made and that we will not be able to meet them. A leveraged company's income and net assets will tend to increase or decrease at a greater rate than if borrowed money were not used.

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OUR ABILITY TO RECEIVE A SHARE OF THE INVESTMENT BANKING FEES EARNED BY FBR MAY
CAUSE US TO MAKE INVESTMENTS IN OR LOANS TO COMPANIES THAT WOULD OTHERWISE NOT MEET OUR INVESTMENT OR CREDIT STANDARDS.

     The decision to make an investment or loan will be made by our investment committee, which will have a duty to make its decision based on its analysis of the risks and rewards to us through the application of our normal investment criteria. The prospect of receiving a portion of the investment banking fees that FBR earns as a result of an engagement by a company where our commitment to invest in or make a loan to the company is a contributing factor to such engagement or assists in facilitating the completion of a transaction may, however, give us an incentive to invest in or make a loan to a company that we might not otherwise choose to make. If we commit to make an investment in or a loan to a company with the expectation of receiving a portion of any investment banking fees that FBR earns, there can be no assurance that the expected engagement will materialize, which could result in returns that are not commensurate with the level of risk we took in making the investment. Consequently, the overall level of risk inherent in our investment and loan portfolio may increase as a result of our fee-sharing arrangement with FBR.

OUR ASSETS INCLUDE MEZZANINE OR SENIOR LOANS THAT MAY HAVE GREATER RISKS OF LOSS THAN A TYPICAL SECURED SENIOR LOANS.

     In connection with our expanded mezzanine and senior loan program, we expect our assets to include a significant amount of loans that involve a higher degree of risk than long-term senior secured loans. First, our loans may not be secured by mortgages or liens on assets. Even if secured, our loans may have higher loan-to-value ratios than a typical senior secured loan. Furthermore, our right to payment and the security interest are usually subordinated to the payment rights and security interests of the senior lender. Therefore, we may be limited in our ability to enforce our rights to collect our loans and to recover any of the loan balance through a foreclosure of collateral.

     Our loans typically have an interest only payment schedule, with the principal amount remaining outstanding and at risk until the maturity of the loan. A borrower's ability to repay its loan is often dependent upon a liquidity event that will enable the repayment of the loan. Accordingly, we may not recover some or all of our investments in our loans.

     In addition to the above, numerous other factors may affect a company's ability to repay its loan, including the failure to meet its business plan, a downturn in its industry or negative economic conditions. A deterioration in a company's financial condition and prospects may be accompanied by deterioration in the collateral for the loan.

THE COMPANIES TO WHICH WE MAKE LOANS MAY BE HIGHLY LEVERAGED.

     Leverage may have material adverse consequences to the companies to which we make loans and to us as an investor. These companies may be subject to restrictive financial and operating covenants. The leverage may impair these companies' ability to finance their future operations and capital needs. As a result, these companies' flexibility to respond to changing business and economic conditions and to business opportunities may be limited. A leveraged company's income and net assets will tend to increase or decrease at a greater rate than if borrowed money were not used.

DEPLOYMENT OF ANY NEW CAPITAL WE RAISE IN INVESTMENTS IDENTIFIED BY SOURCES OTHER THAN FBR MAY INCREASE THE LEVEL OF RISK IN OUR PORTFOLIO.

     We may look to other entities for investment opportunities. If we do, we may not have as much information about these opportunities as we have with respect to companies identified by FBR. Consequently, the reduced amount of information available to us could cause the level of risk inherent in our investment portfolio to increase.

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THE INDIRECT NATURE OF OUR INVESTMENTS EXPOSES US TO ADDITIONAL RISKS.

     Approximately 5% of our total assets, as of December 31, 2001, were investments in equity securities. Approximately 1% of our total assets as of December 31, 2001 were short-term loans. Obtaining interests in assets indirectly by investing in other enterprises carries the following risks:

     - Returns on investments are not directly linked to returns on investee companies' assets. We own equity securities of and have made loans to other companies. As an equity or debt holder, our return on investment is not directly linked to returns on any company's assets, but will depend upon either the payment of dividends and changes in the price of the equity securities or the payment of principal and interest on the outstanding debt, as applicable. Furthermore, as a common shareholder or junior debt holder, our claims to the assets of the companies in which we invest are junior to those of creditors and, with respect to our equity investments, senior shareholders.

     - Obstacles to success may remain hidden if due diligence is inadequate. Before making an investment in another business entity, we will assess the strength and skills of the entity's management and other factors that we believe will determine the success of our investment. In making our assessment and otherwise conducting our customary due diligence, we will rely on the resources available to FBR Management and, in some cases, an investigation by third parties. This process is particularly important and subjective with respect to newly-organized entities because there may be little or no information publicly available about the companies. Against this background, we can give no assurance that the due diligence processes of FBR Management will uncover all relevant facts or that any investment will be successful.

     - Dependence on management of other entities. We do not control the management, investment decisions, or operations of the enterprises in which we have invested. Management of those enterprises may decide to change the nature of their assets, or management may otherwise change in a manner that is not satisfactory to us. We have no ability to affect these management decisions, and as noted below, we may have only limited ability to dispose of our investments.

THE LIMITED LIQUIDITY OF SOME OF OUR INVESTMENTS EXPOSES US TO ADDITIONAL RISKS.

     The equity securities of a new entity in which we invest are likely to be restricted as to resale and may otherwise be highly illiquid. We expect that there will be restrictions on our ability to resell the securities of any newly-public company that we acquire for one year after we acquire those securities. Thereafter, a public market sale may be subject to volume limitations or dependent upon securing a registration statement for a secondary offering of the securities. As of December 31, 2001, none of our equity investments was restricted in this manner.

     The securities of newly-public entities may trade less frequently and in smaller volume than securities of companies that are more widely held and have more established trading patterns. Thus, sales of these securities may cause their values to fluctuate more sharply. Furthermore, and because of our affiliation with FBR, our ability to invest in companies may be constrained by applicable securities laws and the rules of the National Association of Securities Dealers, Inc. This is because FBR is a registered broker-dealer and its investment and trading activities are regulated by the SEC and NASD. For example, the NASD's prohibition on "free-riding and withholding" may limit the number of shares we can acquire in a "hot issue" public offering that is underwritten by FBR.

     The short- and medium-term loans we make are based, in part, upon our knowledge of the borrower and its industry. In addition, we do not yet nor may we ever have a significant enough portfolio of loans to easily sell them to a third party. As a result, these loans are and may continue to be highly illiquid.

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THE VOLATILITY OF THE MARKET PRICES OF SOME OF OUR INVESTMENTS EXPOSES US TO
ADDITIONAL RISK.

     Prices of the equity securities of new entities in which we invest are likely to be volatile, particularly when we decide to sell those securities. We make investments in significant amounts, and resales of significant amounts of securities might adversely affect the market and the sales price for the securities.

THE DISPOSITION VALUE OF OUR INVESTMENTS IS DEPENDENT UPON GENERAL AND SPECIFIC MARKET CONDITIONS.

     Even if we make an appropriate investment decision based on the intrinsic value of an enterprise, we have no assurance that the trading market value of the investment will not decline, perhaps materially, as a result of general market conditions. For example, an increase in interest rates, a general decline in the stock markets, or other market conditions adverse to companies of the type in which we have invested could result in a decline in the value of our investments.

OUR REAL ESTATE-RELATED INVESTMENTS MAY INCUR LOSSES.

     We invest in real estate-related assets and in other entities, such as REITs, that themselves invest in real estate-related assets. Investments in real estate-related assets are subject to a variety of general, regional and local economic risks, as well as the following:

     - Changes in interest rates could negatively affect the value of our mortgage loans and mortgage-backed securities. We have invested indirectly in mortgage loans by purchasing mortgage-backed securities. Some of the companies in which we have invested also own mortgage loans and mortgage-backed securities. At December 31, 2001, all of the mortgage-backed securities we held directly were backed by pools of fixed-rate and adjustable-rate residential mortgage loans. Under a normal yield curve, an investment in fixed-rate mortgage loans or mortgage-backed securities will decline in value if long-term interest rates increase. Although Fannie Mae, Freddie Mac or Ginnie Mae may guarantee payments on the mortgage-backed securities we own directly, those guarantees do not protect us from declines in market value caused by changes in interest rates.

     - A significant risk associated with our current portfolio of mortgage-backed securities is the risk that both long-term and short-term interest rates will increase significantly. If long-term rates were to increase significantly, the market value of our mortgage-backed securities would decline and the weighted average life of the investments would increase. We could realize a loss if the securities were sold. At the same time, an increase in short-term interest rates would increase the amount of interest owed on our repurchase agreement borrowings.

     - An increase in our borrowing costs relative to the interest we receive on our mortgage-backed securities may adversely affect our profitability. We earn money based upon the spread between the interest payments we receive on our mortgage-backed security investments and the interest payments we must make on our borrowings. We rely primarily on short-term borrowings of the funds to acquire mortgage-backed securities with long-term maturities. The interest we pay on our borrowings may increase relative to the interest we earn on our mortgage-backed securities. If the interest payments on our borrowings increase relative to the interest we earn on our mortgage-backed securities, our profitability may be adversely affected.

     - Use of leverage can amplify declines in market value resulting from interest rate increases. We, and several of the REITs in which we have invested, borrow funds to finance mortgage related investments, which can worsen the effect of a decline in value resulting from an interest rate increase. For example, assume that our company or a REIT in which we have invested borrows $90 million to acquire $100 million of 8% mortgage-backed securities. If prevailing interest rates increase from 8% to 9%, the value of the mortgage loans may decline to a level below the amount required to be maintained under the terms of

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the borrowing. If the mortgage assets were then sold, our company or the REIT that owned the mortgage assets would have to find funds from another source to repay the borrowing.

     Market values of mortgage loans and mortgage-backed securities may decline without any general increase in interest rates for any number of reasons, such as increases in defaults, increases in voluntary prepayments and widening of credit spreads.

PREPAYMENT RATES COULD NEGATIVELY AFFECT THE VALUE OF OUR MORTGAGE-BACKED SECURITIES.

     In the case of residential mortgage loans, there are seldom any restrictions on borrowers' abilities to prepay their loans. Homeowners tend to prepay mortgage loans faster when interest rates decline and when owners of the loans, such as our company or the REITs in which we have invested, do not want them to be prepaid. Consequently, owners of the loans have to reinvest the money received from the prepayments at the lower prevailing interest rates. Conversely, homeowners tend not to prepay mortgage loans when interest rates increase and when owners of the loans want them to be prepaid. Consequently, owners of the loans are unable to reinvest money that would have otherwise been received from prepayments at the higher prevailing interest rates.

     Although Fannie Mae, Freddie Mac or Ginnie Mae may guarantee payments on the mortgage-backed securities we own directly, those guarantees do not protect investors against prepayment risks.

RAPID CHANGES IN THE VALUES OF OUR REAL ESTATE ASSETS MAY MAKE IT MORE DIFFICULT TO MAINTAIN OUR REIT STATUS.

     If the market value or income potential of our mortgage-backed securities and mezzanine loans decline as a result of increased interest rates, prepayment rates or other factors, we may need to increase our real estate investments and income and/or liquidate our non-qualifying assets in order to maintain our REIT status or exemption from the Investment Company Act. If the decline in real estate asset values and/or income occurs quickly, this may be especially difficult to accomplish. This difficulty may be exacerbated by the illiquid nature of many of our non-real estate assets. We may have to make investment decisions that we otherwise would not want to make absent the REIT and Investment Company Act considerations.

HEDGING AGAINST INTEREST RATE EXPOSURE MAY ADVERSELY AFFECT OUR EARNINGS.

     During 2001, we entered into a $50 million notional amount interest rate swap agreement to limit, or "hedge," the adverse effects of rising interest rates on our short-term repurchase agreements. In the future, we may enter into other interest rate swap agreements. Our hedging activity varies in scope based on the level and volatility of interest rates and principal prepayments, the type of mortgage-backed securities held, and other changing market conditions.

     The companies in which we have invested also enter into interest rate hedging transactions to protect themselves from the effect of changes in interest rates. Interest rate hedging may fail to protect or adversely affect a company because, among other things:

     - interest rate hedging can be expensive, particularly during periods of rising and volatile interest rates;

     - available interest rate hedging may not correspond directly with the interest rate risk for which protection is sought;

     - the duration of the hedge may not match the duration of the related liability;

     - the amount of income that a REIT may earn from hedging transactions to offset interest rate losses is limited by federal tax provisions governing REITs;

     - the party owing money in the hedging transaction may default on its obligation to pay; and

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     - the credit quality of the party owing money on the hedge may be downgraded to such an extent that it impairs our ability to sell or assign our side of the hedging transaction.

MULTIFAMILY AND COMMERCIAL REAL ESTATE MAY LOSE VALUE AND FAIL TO OPERATE PROFITABLY.

     Some of the companies in which we may invest may own multifamily and commercial real estate. In the future, we may invest in other companies that invest in multifamily and commercial real estate or we may invest in those assets ourselves. Those investments and other similar investments are dependent on the ability of the real estate to generate income. Investing in real estate is subject to many risks. Among these are:

     - property managers may not have the ability to attract tenants willing to pay rents that sustain the property and to maintain and operate the properties on a profitable basis;

     - the value of real estate may be significantly affected by general, regional and local economic conditions, and other factors beyond the investor's control;

     - the value of real estate may be significantly affected by unknown or undetected environmental problems; and

     - the value of real estate may be significantly affected by changes in zoning or land use regulations or other applicable laws.

INVESTING IN SUBORDINATED INTERESTS EXPOSES US TO INCREASED CREDIT RISK.

     In the future, we may invest in companies that invest in subordinated interests or may ourselves invest in those interests. Subordinated interests are classes of commercial mortgage-backed securities and mortgage loans that are subject to the senior claim of mortgage-backed debt securities. Losses on the underlying mortgage loans may be significant to the owner of a subordinated interest because the investments are leveraged. For example, assume a REIT acquires a $10 million principal amount subordinated interest in a $100 million pool of mortgage loans that is subject to $90 million of senior mortgage-backed securities. If thereafter there are $7 million of losses on the $100 million of loans, the entire loss will be allocated to the owner of the subordinated interest. In essence, a 7% loss on the loans would translate into a 70% loss of principal and the related interest for the owner of the subordinated interest.

COMPETITION IN THE PURCHASE, SALE AND FINANCING OF MORTGAGE ASSETS MAY LIMIT THE PROFITABILITY OF COMPANIES IN WHICH WE INVEST.

     Although we do not directly own commercial mortgage-backed securities or subordinated interests, in the future, we may invest in other companies that invest in commercial mortgage-backed securities or subordinated interests or may ourselves invest in those assets. Mortgage REITs derive their net income, in large part, from their ability to acquire mortgage assets that have yields above borrowing costs. In 1997 and 1998, increased competition for subordinated interests developed as new mortgage REITs entered the market. These mortgage REITs raised funds through public offerings and sought to invest those funds on a long-term basis. The amount of funds available for investment, however, exceeded the amount of available investments, which resulted in significant competition for assets. That competition resulted in higher prices for subordinated interests, lowering the yields and narrowing the spread of those yields over borrowing costs.

     Competitors for the acquisition of mortgage assets include other mortgage REITs, such as Anthracite Capital, Inc., AMRESCO Capital Trust, and other REIT and non-REIT investors, such as Lennar Corporation and Capital Trust.

INCREASED LOSSES ON UNINSURED MORTGAGE LOANS CAN REDUCE THE VALUE OF OUR EQUITY INVESTMENTS.

     Although our mortgage-backed securities are supported by instrumentality guarantees, companies in which we have invested may own uninsured mortgage loans. In the future, we may invest directly in uninsured mortgage loans.

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     Owners of uninsured mortgage loans are subject to the risk that borrowers will not pay principal or interest on their mortgage loans as they become due. Borrowers become unable to pay their mortgage loans for a wide variety of reasons, including general, regional, local and personal economics and declines in business activity or real estate values. Generally, if a borrower defaults, the owner of the mortgage loan will incur a loss to the extent the value of the property securing the mortgage loan is less than the amount of the mortgage loan. Defaults on mortgage loans often coincide with declines in real estate values, which can create greater losses than anticipated. Increased exposure to losses on uninsured mortgage loans can reduce the value of our equity investments.

PREPAYMENT SENSITIVITY OF INVESTMENTS IN INTEREST-ONLY SECURITIES.

     We have no direct investments in interest-only securities. Interest-only securities are mortgage-backed securities that entitle the holder to receive only interest on the outstanding principal amount of the underlying mortgage loans, and no principal. The companies in which we invest do not own material amounts of interest-only securities as of December 31, 2001, but may do so in the future. We may also invest in other companies that invest in interest-only securities or we may invest in those securities directly. The value of these interest-only securities can be adversely affected if the underlying mortgage loans are prepaid faster than anticipated and the interest stream decreases. For example, an interest-only security with an initial notional amount of $100 million may entitle a holder to interest equal to 1% on the outstanding notional amount. The holder may anticipate that 10% of the loans will prepay at the end of each year; however, the actual experience is that 20% of the loans prepay at the end of each year. In that case, the anticipated and actual cash paid to the holder would be:

YEAR                                                          ANTICIPATED     ACTUAL
----                                                          -----------   ----------
 1..........................................................  $1,000,000    $1,000,000
 2..........................................................     900,000       800,000
 3..........................................................     800,000       600,000
 4..........................................................     700,000       400,000
 5..........................................................     600,000       200,000
 6..........................................................     500,000            --
 7..........................................................     400,000            --
 8..........................................................     300,000            --
 9..........................................................     200,000            --
10..........................................................     100,000            --
                                                              ----------    ----------
Total.......................................................  $5,500,000    $3,000,000
                                                              ==========    ==========

     Some interest-only securities pay interest based on a floating rate that varies inversely with, and at a multiple of, a specified floating interest rate index, such as LIBOR. The yield on these securities is sensitive not only to prepayments, but also to changes in the related index. For example, a security might bear interest at a rate equal to forty percent minus the product of five and LIBOR, or 40%-(5 x LIBOR). An increase in LIBOR by only 1%, from 6% to 7%, would cause the interest rate on the investment to decline from 10% to 5%.

FEDERAL INCOME TAX REQUIREMENTS MAY RESTRICT OUR OPERATIONS.

     We have operated and intend to continue operating in a manner that is intended to cause us to qualify as a REIT for federal income tax purposes. However, the REIT qualification requirements are extremely complex. Qualifying as a REIT requires us to meet tests regarding the nature of our assets and our income, the ownership of our outstanding stock, and the amount of our distributions on an ongoing basis. Some of our investments are in equity securities of other REITs, which generally are qualifying assets and produce qualifying income for purposes of the REIT qualification tests. The failure of the REITs in which we invest to maintain their REIT status, however, could jeopardize our own REIT status. Accordingly, we cannot be certain that we have been or will continue to be successful in operating so as to qualify as a REIT. At any time, new laws, interpretations, or court decisions may change the federal tax laws or the federal income tax consequences of qualification as a REIT. In addition, compliance with the REIT qualification tests could restrict our ability to take advantage of attractive investment opportunities in non-qualifying assets. Specifically, we may be required to limit our investment in non-REIT equity securities and mezzanine loans to the extent that such loans are not secured by real property.

FAILURE TO MAKE REQUIRED DISTRIBUTIONS WOULD SUBJECT US TO TAX.

     In order to qualify as a REIT, we must distribute to our shareholders, each calendar year, at least 90% of our taxable income, other than any net capital gain. For years before 2001, we were required to distribute at least 95% of our taxable income annually. To the extent that we satisfy the 90% distribution requirement, but distribute less than 100% of our taxable income, we will be subject to federal corporate income tax on our undistributed income. In addition, we will incur a 4% nondeductible excise tax on the amount, if any, by which our distributions in any calendar year are less than the sum of:

     - 85% of our ordinary income for that year,

     - 95% of our capital gain net income for that year, and

     - 100% of our undistributed taxable income from prior years.

     We generally intend to distribute all of our taxable income each year in order to satisfy the 90% distribution requirement and avoid corporate income tax and the 4% excise tax.

See "Federal Income Tax Consequences of Our Status as a REIT-Distribution Requirements."

     Our taxable income may substantially exceed our net income as determined based on generally accepted accounting principles because, for example, capital losses will be deducted in determining our GAAP income, but may not be deductible in computing our taxable income. In addition, we may invest in assets that generate taxable income in excess of economic income or in advance of the corresponding cash flow from the assets, referred to as phantom income. Although some types of phantom income are excluded in determining the 90% distribution requirement, we will incur corporate income tax and the 4% excise tax with respect to our phantom income items if we do not distribute those items on an annual basis. See "Federal Income Tax Consequences of Our Status as a REIT-Distribution Requirements." As a result of the foregoing, we may have less cash than is necessary to distribute all of our taxable income each year. Consequently, we may be required to incur debt or liquidate assets at rates or times that we regard as unfavorable in order to satisfy the distribution requirement and to avoid corporate income tax and the 4% excise tax in a particular year.

FAILURE TO QUALIFY AS A REIT WOULD SUBJECT US TO FEDERAL INCOME TAX.

     If we fail to qualify as a REIT in any taxable year, we would be required to pay federal income tax on our taxable income. We might need to borrow money or sell assets in order to pay that tax. Our payment of income tax would decrease the amount of our income available for distribution to our shareholders. Furthermore, if we cease to be a REIT, we no longer would be required to distribute substantially all of our taxable income to our shareholders. Unless our failure to qualify as a REIT were excused under federal tax laws, we could not re-elect REIT status until the fifth calendar year following the year in which we failed to qualify.

THERE IS A RISK THAT YOU MAY NOT RECEIVE DIVIDENDS.

     Our current intention is to continue to distribute at least 90% of our taxable income to our shareholders. There can be no assurance that we will achieve investment results or maintain a tax status that will allow any specified level of cash distributions.

OWNERSHIP LIMITATION MAY RESTRICT CHANGE OF CONTROL OR BUSINESS COMBINATION OPPORTUNITIES.

     In order for us to qualify as a REIT, no more than 50% in value of our outstanding capital stock may be owned, directly or indirectly, by five or fewer individuals during the last half of any calendar year. "Individuals" include natural persons, private foundations, some employee benefit plans and trusts, and some charitable trusts. In order to preserve our REIT status, our Articles generally prohibit:

     - shareholders, other than FBR and some mutual funds and pension plans, from directly or indirectly owning more than 9.9% of the outstanding common stock or preferred stock of any series,

     - FBR from directly or indirectly owning more than 20% of the outstanding common stock or preferred stock of any series, and

     - some mutual funds and pension plans from directly or indirectly owning more than 15% of the outstanding common stock or preferred stock of any series.

     Our Board has exempted FBR from the 20% ownership limit applicable to it. The exemption permits FBR to own, directly or indirectly, up to 62% of the outstanding common stock or preferred stock of any series. Our Board also has exempted some of our principal shareholders from the 9.9% ownership limit.

     These ownership limitations could have the effect of discouraging a takeover or other transaction in which holders of some, or a majority, of our common stock might receive a premium for their shares over the then prevailing market price or which holders might believe to be otherwise in their best interests.

LOSS OF INVESTMENT COMPANY ACT EXEMPTION WOULD ADVERSELY AFFECT US.

     We believe that we currently are not, and intend to continue operating so as not to become, regulated as an investment company under the Investment Company Act of 1940 because we are "primarily engaged in the business of purchasing or otherwise acquiring mortgages and other liens on and interests in real estate." Specifically, we have invested, and intend to continue investing, at least 55% of our assets in mortgage loans or mortgage-backed securities that represent the entire ownership in a pool of mortgage loans and at least an additional 25% of our assets in mortgages, mortgage-backed securities, securities of REITs, and other real estate-related assets.

     If we fail to qualify for that exemption, we could be required to restructure our activities. For example, if the market value of our investments in equity securities were to increase by an amount that resulted in less than 55% of our assets being invested in whole pools of mortgage loans or mortgage-backed securities, we might have to sell equity securities in order to qualify for exemption under the Investment Company Act. The sale could occur under adverse market conditions.

AS A REGISTERED BROKER-DEALER, PEGASUS WILL BE SUBJECT TO EXTENSIVE GOVERNMENT AND OTHER REGULATION WHICH COULD ADVERSELY AFFECT OUR RESULTS.

     The securities business is subject to extensive regulation under federal and state laws. Compliance with many of the regulations applicable to Pegasus involves a number of risks, particularly in areas where applicable regulations may be subject to interpretation. In the event of non-compliance with an applicable regulation, governmental authorities and self-regulatory organizations such as the NASD may institute administrative or judicial proceedings that could have a material adverse effect on the operations of Pegasus, and thus on our operating results.

     The regulatory environment is also subject to change. Our business may be adversely affected as a result of new or revised legislation or regulations imposed by the NASD, SEC or other governmental regulatory authority. We also may be adversely affected by changes in the interpretation or enforcement of existing laws and rules by these governmental authorities and the NASD. These changes in interpretation or new laws, rules or regulations also could adversely affect our ability to share in investment banking fees earned by FBR, as described in this prospectus.

OUR BOARD OF DIRECTORS MAY CHANGE POLICIES WITHOUT SHAREHOLDER CONSENT.

     Our major policies, including our investment policy and other policies with respect to acquisitions, financing, growth, operations, debt and distributions, are determined by our Board of Directors. The Board may amend or revise these and other policies, or approve transactions that deviate from these policies, from time to time without a vote of the common shareholders. The effect of those changes may be positive or negative. Our Articles also authorize the Board of Directors to issue up to 50,000,000 shares of preferred stock and to establish the preferences and rights of any shares of preferred stock issued. Although we have no current intention to issue any series of preferred stock, the issuance of preferred stock could increase the investment risk associated with common stock ownership, delay or prevent a change in control of our company, or otherwise change the nature of an investment in our common stock.